UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

Constantine T. Zampetis

7303 Dunphys Way

Valley City, Ohio 44280

330-483-1081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Theodore K. Zampetis Irrevocable Trust, Constantine T. Zampetis & Callie Ann Zampetis-Budman, co-trustees 61-6463958
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 783,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.57%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PentaStar Investments LLC 45-1554714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 783,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.57%
14	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2013 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed with the SEC on January 22, 2014 (“Amendment No. 1” and together with this Amendment No. 2 and the Initial Statement, the “Schedule 13D”), relates to the common stock, $.01 par value (the “Common Stock”) of Shiloh Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 880 Steel Drive, Valley City, Ohio 44280. This Amendment No. 2 is being filed as a result of the disposition by the reporting persons of certain shares of Common Stock as provided herein. Except as otherwise reflected in this Amendment No. 2, there have been no material changes to the information contained in the Initial Statement. Capitalized terms used but not defined shall have the meaning ascribed to them in the Initial Statement.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (e) of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) The Zampetis Irrevocable Trust beneficially owns 783,836 shares of Common Stock, which represents 4.57% of the outstanding Common Stock. PentaStar beneficially owns 783,836 shares of Common Stock, which represents 4.57% of the outstanding Common Stock.

(b) The Zampetis Irrevocable Trust has sole voting and sole investment power with respect to 783,836 shares of Common Stock. PentaStar has sole voting and sole investment power with respect to 783,836 shares of Common Stock

(c) During the past 60 days, PentaStar has sold 131,139 shares of Common Stock in open market transactions as follows:

Transaction Date	Number of Shares of Common Stock Sold	Approximate Price Per Share
3/3/2014	21,951	$18.10
3/4/2014	42,425	$18.06
3/5/2014	693	$18.02
3/6/2014	53,021	$17.88
3/7/2014	13,049	$17.58

(d) Not applicable.

(e) On March 4, 2014, the Zampetis Irrevocable Trust and PentaStar ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of March 17, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

THEODORE K. ZAMPETIS IRREVOCABLE TRUST, CONSTANTINE T. ZAMPETIS & CALLIE ANN ZAMPETIS-BUDMAN, CO-TRUSTEES

By:	/s/ Constantine T. Zampetis
Constantine T. Zampetis, Co-trustee

By:	/s/ Callie Ann Zampetis-Budman
Callie Ann Zampetis-Budman, Co-trustee

PENTASTAR INVESTMENTS LLC

By:	/s/ Constantine T. Zampetis
Name:	Constantine T. Zampetis
Title:	Co-Manager